



Christine Izuakor, PhD, CISSP · 3rd

Cyber Culture Hacker | Professor | International Speaker | Author | Walking Lituation

Talks about #motivation, #blackintech, #blackbusiness, #cybersecurity, and #blackgirlmagic

Cyber Pop-up · University of Colorado Colorado Springs

Greater Chicago Area · **Contact info**

Experience



Founder and CEO
Cyber Pop-up · Full-time
Dec 2019 - Present · 2 yrs 4 mos
Chicago, Illinois, United States

Securing the world, one pop-up project at a time.



Adjunct Professor - Cybersecurity
Various Schools & Universities · Part-time
Aug 2017 - Present · 4 yrs 8 mos
United States



United Airlines
9 yrs 1 mo

Global Security Strategy and Awareness Leader
Full-time
2011 - 2019 · 8 yrs
Greater Chicago Area

Various roles with progressing responsibility

Vice President - Gen Trend
May 2016 - Dec 2018 · 2 yrs 8 mos
Greater Chicago Area

Cybersecurity Intern
Full-time
2010 - 2011 · 1 yr

Houston, Texas, United States



Supervisor
The Home Depot · Full-time
Aug 2008 - Aug 2010 · 2 yrs 1 mo
Houston, Texas, United States

Education



University of Colorado Colorado Springs
Doctor of Philosophy (Ph.D.), Security Engineering
2013 - 2016

Course Emphasis: Risk Management, Critical Asset Identification, Homeland Security, Emerging Cyber Threats



University of Houston
M.S., Information Systems Security
2010 - 2012

Course Emphasis: Cryptography and Information Systems Security, Secure Enterprise Computing, Digital Forensics, Security Risk Assessment, Leadership and Team Building,



DeVry University
B.S., Business Administration-Security Management
2008 - 2010

GPA: 3.7

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